SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 2)
United American Healthcare Corporation

(Name of Issuer)
Common Stock

(Title of Class of Securities)
90934C105
(CUSIP Number)
Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102 (Tel.) (239) 262-8577

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 10, 2009
(Date of Event which Requires Filing of this
Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☑.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
Page 1 of 4 pages

     1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	90934C105	13D	Page	2	of	4

1	NAME OF REPORTING PERSON Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	PF-AF-OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		88,258

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		920,793

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		88,258

WITH	10	SHARED DISPOSITIVE POWER

		920,793

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,009,051

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.4%

14	TYPE OF REPORTING PERSON*

	IA-IN-OO

* SEE INSTRUCTIONS BEFORE FILLING OUT !

     This constitutes Amendment No. 2 to the statement on Schedule 13D filed on behalf of Lloyd I. Miller III, dated and filed August 6, 2008 (the “Original 13D”), relating to the common stock, no par value per share, of United American Healthcare Corporation (the “Company”). The Company has its principal executive offices at 300 River Place, Suite 4950, Detroit, Michigan 48207. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.
Item 4. Purpose of the Transaction
Item 4 is hereby amended and restated in its entirety as follows:
     The Shares covered by this Amendment No. 2 were acquired by the Reporting Person for investment purposes in the ordinary course of his business as an investor. The Reporting Person filing this report believes that it would be in his best interest, and those of other shareholders, to attempt to influence the business and governance of the Company.
     The purpose of the Original 13D was to report that the Reporting Person was considering his options to seek to enhance the Company’s business, governance, oversight and shareholder value. The purpose of Amendment No. 1 to the Original 13D filed on October 16, 2008, was to report that the Reporting Person had proposed candidates for director and believed that additional independent directors should be added to the Board of Directors.
     The purpose of this Amendment No. 2 to the Original 13D is to report that the Reporting Person has delivered a notice of director nomination to the Company (the “Notice”). Pursuant to the Notice, Mr. Miller notified the Company that he intends to nominate four individuals named below for election to the Company’s board of directors at the 2009 Annual Meeting of Stockholders (the “Nominees”). Mr. Miller believes that the Nominees will support decisive actions to enhance stockholder value.
     Mr. Miller agrees with certain statements made by Strategic Turnaround Equity Partners, LP (Cayman), Galloway Capital Management LLC, Bruce Galloway and Gary L. Herman (collectively, “Galloway”) made in the letter filed with Amendment No. 4 to Galloway’s Schedule 13D filed on June 23, 2009. Mr. Miller is disappointed with the Company’s earnings announcements, especially while the Company pays full compensation and even retention bonuses to executives.
     Mr. Miller believes that the Company’s compensation practices are not in the best interests of the shareholders and further diminish shareholder value at this time of declining revenues. Furthermore, Mr. Miller believes that the Company’s failure to obtain new contracts to replace lost contracts signals the need for additional stockholder representation on the Board of Directors.
     Except as described above in this Item 4 and herein, the Reporting Person does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to change plans and take any and all actions that the Reporting Person may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Person in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. The Reporting Person may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.

Frank A. Bellis Jr.
Frank A. Bellis Jr. is the President of Provinceline Associates, LLC, a company that Mr. Bellis founded in February 2003 that is dedicated to providing advice to companies in financial or management transition. In addition, Mr.Bellis has been a principal in The Pharos Group, LLC since September 2005. The Pharos Group, LLC is an organizational development company that assists its clients in building high performance leadership teams. Mr. Bellis’ current directorships include: Synergy Brands Inc. (since July 2003), a publicly traded company that distributes grocery, health and beauty care products in the greater New York area, where he also serves on the Audit Committee (Chairman), the Compensation Committee and Governance and Nominating Committee; Norwood Promotional Products (since August 2004), one of the largest suppliers of promotional products in the United States, where he also served as interim CEO from December 2005 to June 2006; Caring, Inc. (since February 2003), a non-profit organization that provides assisted living services to its clients; and EuphonicAudio (since March 2005), a company that designs and manufactures speakers and amplifiers. Mr. Bellis graduated with an AB degree from Brown University (1975) and from Seton Hall University School of Law (1982) with a JD degree. He is presently admitted to practice law in the state of New Jersey as well as before the US District Court for the District of New Jersey, the US Court of Appeals for the Third Circuit and the US Supreme Court.
Alan B. Howe
Alan B. Howe is Managing Partner of Broadband Initiatives, LCC, a boutique consulting and advisory firm. Mr. Howe also serves as Chairman of the Board of Proxim Wireless (OTCQX: PRXM), as well as serving on the corporate boards of Selectica (Nasdaq: SLTC); Altigen (Nasdaq: ATGN); LCC, International; Crossroads Systems, Inc.; Anacomp, Inc.; Alliance Semiconductor Corporation; and Dyntek, Inc. Previously, he served as Vice President of Strategic and Wireless Business Development for Covad Communications, Inc., a $500 million national broadband telecommunications company. Previously, Mr. Howe was Chief Financial Officer and Vice President of Corporate Development of Teletrac, Inc. for six years until the company was sold. Mr. Howe joined Teletrac from Sprint, where he was Director of Corporate Development and one of the initial team members that helped start Sprint PCS. Mr. Howe holds a B.A. in business administration from the University of Illinois and an M.B.A. from the Indiana University Kelley Graduate School of Business with a specialty in finance.
Eric Singer
Mr. Singer serves on the board of directors, and is a member of the Compensation Committee, of ZiLOG, Inc. From July 2007 to April 2009, Mr. Singer was a Senior Investment Analyst at Riley Investment Management LLC. Riley Investment Management LLC is an investment adviser, which provides investment management services and is the general partner of Riley Investment Partners Master Fund, L.P. From 2003 to June 2007, Mr. Singer managed private portfolios for Alpine Resources LLC and its related entities. Mr. Singer began his career at WisdomTree Capital Management in New York from 1995 to 2000 and was affiliated with Singer Capital Management from 2001 to 2003. Mr. Singer is a 1995 graduate of Brandeis University.
Daniel R. Weston
Daniel R. Weston has served as the Managing Partner of WestCap Management, an investment advisory firm, since 2007. From 2005 to 2007, Mr. Weston held research, sales and trading positions at Axiom Capital Management. From 1998 to 2005, Mr. Weston held research, sales and trading positions at CIBC World Markets and Oppenheimer. Mr. Weston graduated from the Arizona State University with a B.S. in Finance. Mr. Weston also serves on the board of TTI Mobile, LLC.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: July 22, 2009

By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III